Performance Trust Capital Partners, LLC

May 11, 2021

Via Edgar

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Texas Community Bancshares, Inc.

Registration Statement on Form S-1 (Registration Number 333-254053)

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, we hereby join Texas Community Bancshares, Inc. in requesting that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 11:00 a.m. EDT on May 14, 2021, or as soon thereafter as may be practicable.

PERFORMANCE TRUST CAPITAL PARTNERS, LLC

By:	/s/ J. Andrew Hitt
Name: J. Andrew Hitt
Title: Managing Director